May 28, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Jonathan Burr

Re: Supernova Partners Acquisition Company, Inc.

Registration Statement on Form S-4

Filed April 7, 2021

File No. 333-255079

Dear Mr. Burr:

On behalf of our client, Supernova Partners Acquisition Company, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 4, 2021, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) in relation to the proposed business combination between the Company and OfferPad, Inc., a Delaware corporation (“Offerpad”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4 filed April 7, 2021

Cover Page

1.

Revise to limit the length of the cover page and reduce legalistic presentation of key information, including dense embedded lists. For example, revise the second paragraph to reduce the embedded lists and definitions, and clearly describe the dual class structure providing Mr. Bair’s approximately 36% voting power despite holding only 5.4% of the common stock. Additionally, please quantify the aggregate purchase price and source of funds, including the PIPE investors. See Item 501(b) of Regulation S-K and Rule 421 of Regulation C.

The Company has revised the cover page and the letter to stockholders in response to the Staff’s comments.

Comparative Per Share Data, page 35

2.	Please revise to include the information required by Item 3(f) of Form S-4 for both SPNV and Offerpad or tell us why you do not believe such information is required.

The Company respectfully advises the Staff that, as contemplated by Release No. 33-10890, Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information (Nov. 19, 2020), it has elected to cease providing disclosure pursuant to former Item 301 of Regulation S-K prior to the “mandatory compliance date” (as such term is used in the Release).

Risk Factors, page 38

3.	Please revise the first full risk factor on page 68 to also quantify the approximately $46 million of expenses identified in Note E on page 177.

The Company has revised page 83 in response to the Staff’s comments.

Structure of the Transactions, page 81

4.

Please revise the diagram on page 82 to reflect the relative voting power as impacted by the Class B. Please also show the ownership assuming a significant amount of redemptions in addition to the assumption of no redemptions.

The Company has revised pages 99-100 in response to the Staff’s comments.

Background of the Transactions, page 98

5.

Please revise to clarify the term “active search” and clarify the timeline of the activities “[d]uring the search process,” including the engagement with more than 65 potential targets, as they relate to the January 19, 2021 contact by a representative of J.P. Morgan.

The Company has revised pages 119-120 in response to the Staff’s comments.

6.

Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the term sheet and material terms of the business combination and ancillary agreements, such as the cash consideration to target equity holders, “Sponsor Earnout,” high vote feature, registration rights agreement, and target private placement size. In this regard, we note it appears the SPNV IPO did not anticipate a high vote, dual class structure. Please explain who initiated the principal terms, amounts and features, how the amounts were determined, and describe how the total consideration and other features changed over the course of the negotiations until the parties arrived at the final agreement.

Currently you reference “the key terms of the Transactions” and identify meetings where updates of certain terms were made, but you do not specify material changes to such terms and how they evolved into the terms considered and approved by the board.

The Company has revised pages 121-127 in response to the Staff’s comments.

7.

We note the discussion of prospective financial information and the statement on page 106 that “none of Offerpad, SPNV or any of their independent auditors express an opinion or any other form of assurance with respect thereto or the achievability thereof, and assume no responsibility for, and disclaim any association with, the prospective financial information.” Please revise to clearly explain the purpose of the referenced disclosure and how it relates to you, and remove statements suggesting you are not responsible for the disclosure.

The Company has revised page 132 in response to the Staff’s comments.

8.	Please revise to disclose the principal assumptions underlying the 5 bullet points on pages 105-106.

The Company has revised pages 131-132 in response to the Staff’s comments.

Interests of Certain Persons in the Business Combination, page 107

9.

With respect to securities held by the Sponsor, SPNV’s officers and directors and affiliates, please revise here and on page 63 to quantify the return they would receive on their initial investment based on the current value as of the most recent practicable date. Please also quantify the reimbursement of out-of-pocket expenses as of the most recent practicable date if material, and address the compensation that may be received under the Sponsor Earnout provision.

The Company has revised pages 26-27 and 134-135 in response to the Staff’s comments.

US Federal Income Tax Considerations , page 129

10.

We note the statement that this “is a summary only.” Please clarify whether the tax disclosure is intended to constitute the opinion of Simpson Thacher & Bartlett LLP or whether a separate long form tax opinion will be provided.

The Company has revised page 160 in response to the Staff’s comments.

Information about Offerpad, page 147

11.

Please revise pages 151, 182-183 or where appropriate to expand on the nature of your existing markets and address the principal barriers to entering new markets. For example, it is unclear what “our target price range,” “affordable median sales prices,” “expanding the price points” and “lower price point markets” mean when you do not provide approximate quantification of the median home prices in your current operations. It is also unclear if barriers to entering new markets relate primarily to the availability of MSAs with sufficient homes for sale in your target range, local or state regulations relating to the purchase and sale of homes, availability of a skilled workforce, or otherwise.

The Company has revised pages 190 and 224 in response to the Staff’s comments.

12.

Please revise to further clarify how you incur expenses and generate revenues, and distinguish between sales of homes you acquire and sales by homeowners. For example, do you acquire the home regardless of how it is sold on your platform? Are Flex sales a significantly lower percentage of your total sales? How do buyer agents and “real estate agents for [your] brokerage business” factor into the Express and Flex processes? Do you receive a commission or fee for sales by home owners to third parties? Do you generate significant revenues from the “ancillary services”? Additionally, to put the “$7 billion of transaction value” in context, revise to explain and quantify the portion you receive as revenue from transactions and any other associated fees. Please also clarify the extent to which the fees, revenues or margins are materially different depending on the type of revenue stream.

The Company has revised pages 185-187 in response to the Staff’s comments.

Offerpad’s Management’s Discussion and Analysis, page 179

13.

We note the statements on page 184 regarding metrics deemed important in measuring business performance. We also note references to “average days to sale” on page 42 and “average inventory holding period” on page 183. Please revise the discussion of year to year results of operations to address material trends in the key performance measures used by the company.

Offerpad has advised the Company as follows:

Offerpad respectfully advises the Staff that it does not consider “average days to sale” or “average inventory holding period” to be key performance measures for its business. These measures were more important in Offerpad’s early stages, especially as it was building the scale of its operations. However, they have become less critical as these holding periods have become steadier, with 2019 and 2020 holding periods both averaging 95 days, and as Offerpad continues to diversify its service offering. While the holding period of inventory is a component of Offerpad’s ability to generate returns as it considers costs of borrowing for inventory, it is not the primary component, and Offerpad routinely makes strategic decisions or offers services that are meant to generate improved returns even if resulting in an increase in average days to sale or average inventory holding period. For example, Offerpad monitors trends in home price appreciation, and in certain situations where home prices are appreciating rapidly, Offerpad may make an intentional decision to slow sales in order to improve returns on account of that home price appreciation. Additionally, Offerpad currently offers ancillary services such as its extended stay program, which permits a seller to remain in their home, typically for up to 60 days, which slows Offerpad’s ability to resell the home. Decisions such as these are meant to generate improved returns, even if they result in an increase in average days to sale or average inventory holding period. Accordingly, Offerpad does not consider average days to sale or average inventory holding period to be key performance measures for its business and believes that characterizing either as a key performance measure could be confusing or misleading to investors.

Notwithstanding the foregoing, if a change in average days to sale or average inventory holding period was an underlying reason for a material change in Offerpad’s results of operations between two periods being presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Offerpad confirms it would include a discussion of such change in accordance with Item 303 of Regulation S-K.

The Company has also revised page 226 in response to the Staff’s comments to clarify the significance of inventory holding periods on its results of operations.

Non-GAAP Financial Measures, page 183

14.

We note that the net inventory impairment adjustment includes current period costs and prior period costs to arrive at adjusted gross profit. Please revise your disclosure for your adjusted gross profit measure to separately quantify the net inventory impairment adjustment amounts that relate to current period costs associated with homes that remain in inventory at period end and prior period costs associated with homes sold in the period presented.

The Company has revised page 228 in response to the Staff’s comments.

General

15.

We note that J.P. Morgan Securities LLC and Jefferies LLC served as book-running managers of your IPO and will receive deferred underwriting commissions. On page 100 you disclose that J.P. Morgan and Jefferies will service as joint placement agents in connection with the PIPE Investment. Additionally, on page 63 you disclose that your experienced combined with your financial advisors, including

Jefferies LLC, enabled you to perform the necessary analyses and make determinations regarding the transactions. Please revise to clearly describe the additional services that the underwriters provided you, the cost of those services and whether the services were conditioned on the completion of the business combination. Additionally, please consider adding a risk factor and other disclosure that discusses the conflict of interest that the underwriter may have had in providing such services given the deferred underwriting compensation.

The Company has revised pages 27-28, 75-76 and 135-136 in response to the Staff’s comments.

Exhibits

16.

We note Inventory Financing on page 183 and the discussion of your reliance on credit facilities in Risk Factors. Please file the credit facilities used for inventory financing or advise us why they are not material.

Offerpad has advised the Company as follows:

In response to the Staff’s Comment, Offerpad respectfully submits that each of its credit facilities utilized for inventory financing are made in the ordinary course of business. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.” Offerpad respectfully advises that these facilities are the kinds of contracts that regularly accompany similar businesses and there are other counterparties who could provide similar financing to Offerpad. For these reasons, Offerpad respectfully submits that its credit facilities utilized for inventory financing are entered into in the ordinary course of business.

Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” While Offerpad does rely on these contracts and the financing they provide in order to efficiently operate its business, if Offerpad were to receive notice from any counterparty of its intent to terminate the relevant facility, Offerpad believes that it could transition to one or more alternative parties on commercially reasonable terms. As such, Offerpad believes that the loss of any of these credit facilities would not result in a material disruption to Offerpad’s ability to operate its business.

Offerpad notes that certain loan and security agreements with LL Private Lending Fund, L.P. and LL Private Lending Fund II, L.P., as applicable, were filed due to Offerpad’s relationship with LL Capital Partners I, L.P., as required by Item 601(b)(10)(ii)(A) of Regulation S-K, even though they are contracts entered into in the ordinary course of business. Other than such loan and security agreements, Offerpad respectfully submits that such agreements do not meet the definition of a material contract under the applicable provisions of Regulation S-K and therefore are not required to be filed at this time.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (202) 636-5500.

Sincerely,
/s/ Jonathan Corsico
Jonathan Corsico
Simpson Thacher & Bartlett LLP

cc: Robert D. Reid

Chief Executive Officer

Supernova Partners Acquisition Company, Inc.